Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer
Cardiome Pharma Corp. (“Cardiome” or the “Corporation”)
1441 Creekside Drive, 6th floor
Vancouver, BC V6J 4S7

Item 2.	Date of Material Change
June 14, 2016
Item 3.	News Release
June 14, 2016 - Vancouver, Canada.
Item 4.	Summary of Material Change
Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) ("Cardiome" or the "Company") today announced that it has entered into a term loan agreement (the "Agreement") with CRG-managed funds. The Agreement provides Cardiome with up to $30 million of available borrowing capacity.
Under the terms of the Agreement, CRG and its managed funds will initially provide $20 million which will be used to retire existing debt and for general working capital purposes. Up to $10 million of additional funding will be available to Cardiome in two tranches, through June 2017, subject to the satisfaction of certain conditions. The Agreement bears interest at 14% per annum.

Item 5.	5.1 - Full Description of Material Change
See attached press release.
5.2 - Disclosure for Restructuring Transactions
Not applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
Jennifer Archibald, Chief Financial Officer
Telephone: 604-677-6905.

Item 9.	Date of Report
This Material Change Report is dated June 14, 2016.

Cardiome Announces Term Loan Agreement with CRG-Managed Funds

NASDAQ: CRME   TSX: COM

VANCOUVER, June 14, 2016 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) ("Cardiome" or the "Company") today announced that it has entered into a term loan agreement (the "Agreement") with CRG-managed funds. The Agreement provides Cardiome with up to $30 million of available borrowing capacity.

Under the terms of the Agreement, CRG and its managed funds will initially provide $20 million which will be used to retire existing debt and for general working capital purposes. Up to $10 million of additional funding will be available to Cardiome in two tranches, through June 2017, subject to the satisfaction of certain conditions. The Agreement bears interest at 14% per annum.

William Hunter, M.D., President and CEO of Cardiome commented, "We are delighted to enter into this agreement with CRG as we believe that it will prove not only to be an excellent financial partner through this initial loan agreement, but also a significant strategic asset to our growing company. We expect that as compelling opportunities such as our recent license agreement with Allergan plc for XYDALBA (dalbavancin) emerge, that it may be possible to significantly expand our relationship, further benefiting the growth of our Company."

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development state drug device combination that is under development for Pulmonary Arterial Hypertension, for Europe, the Middle East and for Canadian markets from Steadymed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About CRG
Founded in 2003, CRG (previously known as Capital Royalty L.P.) is a healthcare-focused investment firm with over $2 billion of assets under management that provides capital to healthcare companies primarily through structured debt and senior secured loans. CRG works across the spectrum of life science products and technologies and targets investment sizes ranging between $20 million and $200 million. The firm partners with commercial-stage healthcare companies to provide flexible financing solutions so they can achieve their growth objectives. CRG is headquartered in Houston, Texas with offices in Boulder, Colorado and New York City. For additional information, please visit www.crglp.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: David Dean, Cardiome Investor Relations, (604) 677-6905 ext. 311 or Toll Free: 1-800-330-9928, Email: ddean@cardiome.com

CO: Cardiome Pharma Corp.

CNW 08:00e 14-JUN-16